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                            UMB FUND SERVICES, INC.
                       803 West Michigan Street, Suite A
                          Milwaukee, Wisconsin 53233
                                (414) 299-2000

August 30, 2006

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Re: Green Century Funds
(33-41692; 811-06351)

Ladies and Gentlemen:

On behalf of the above-referenced registered investment company (the "Company") transmitted herewith for filing pursuant to Section 14 under the Securities Exchange Act of 1934, as amended, is a preliminary form of proxy statement. Questions regarding this filing may be directed to the undersigned at (414) 299-2000.

Sincerely,

/s/ Constance Dye Shannon
Senior Counsel

Encl.